

Kalyan Volpe

Co-Owner at Shanti Elixirs and Co-Founder and Teacher at
Odyssey Community School

Weaverville, North Carolina · 7 connections · **Contact info**

Shanti Elixirs

Goddard College

Experience

Co-Owner
Shanti Elixirs · Part-time
Mar 2017 – Present · 2 yrs 9 mos
Weaverville NC

Works part-time doing account and public outreach, sales, and management consulting.

Lead Teacher
Odyssey Community School · Full-time
May 2007 – Present · 12 yrs 7 mos
Asheville NC

Co-founder and lead teacher of the middle school. 5 years as Assistant Director.

Education



Goddard College
Master of Arts - MA, Education
1999 – 2000

Skills & Endorsements

Leadership Skills

Critical Thinking Skills

Teamwork Skills

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Interests

Goddard College
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